Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three months ended

March 31, 2025 and 2024

Osisko Development Corp.

Consolidated Statements of Financial Position

As at March 31, 2025 and December 31 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2025	2024

	Notes	$	$
Assets

Current assets

Cash and cash equivalents	3	77,597	106,653
Amounts receivable		1,545	2,569
Inventories		8,971	8,695
Other current assets		5,313	4,903
		93,426	122,820
Assets classified as held for sale		—	430
		93,426	123,250
Non-current assets

Investments in associates		12,605	12,183
Other investments		10,108	10,333
Mining interests	4	492,639	506,670
Property, plant and equipment	5	87,936	87,123
Exploration and evaluation	6	89,379	86,258
Other assets		30,663	31,085
		816,756	856,902
Liabilities

Current liabilities

Accounts payable and accrued liabilities		26,871	26,294
Lease liabilities		361	361
Current portion of long-term debt and credit facility	7	38,285	40,314
Deferred consideration and contingent payments		3,594	3,597
Contract liability		250	109
Environmental rehabilitation provision	8	6,017	5,974
Warrant liability	9	61,092	67,852
		136,470	144,501
Non-current liabilities

Lease liabilities		433	461
Long-term debt	7	7,312	5,503
Deferred consideration and contingent payments		8,800	8,635
Contract liability		44,497	42,344
Environmental rehabilitation provision	8	86,903	84,829
		284,415	286,273
Equity

Share capital		1,137,599	1,137,362
Warrants		11,859	11,859
Contributed surplus		20,260	20,228
Accumulated other comprehensive loss		(1,730)	(503)
Deficit		(635,647)	(598,317)
		532,341	570,629
		816,756	856,902

Going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2025	2024
	Notes	$	$
Revenues	13	—	1,767
Operating expenses
Cost of sales	12, 13	—	(1,974)
Other operating costs	12, 13	(10,158)	(8,801)
General and administrative		(6,653)	(6,015)
Exploration and evaluation		(121)	(70)
Impairment of assets	4, 5	(25,793)	(5,415)
Operating loss		(42,725)	(20,508)
Finance costs		(4,469)	(3,208)
Share of loss of associates		(128)	(131)
Change in fair value of warrant liability	9	6,699	9,070
Other income, net		3,290	7,057
Loss before income taxes		(37,333)	(7,720)
Income tax recovery (expense)		3	(268)
Net loss		(37,330)	(7,988)

Basic and diluted net loss per share		(0.27)	(0.09)
Weighted average number of shares outstanding - basic and diluted		136,605,758	84,211,239

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

	2025	2024
	$	$
Net loss	(37,330)	(7,988)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	295	(2,846)
Income tax effect	(3)	268

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(1,681)	(1,378)
Other comprehensive loss	(1,389)	(3,956)
Comprehensive loss	(38,719)	(11,944)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		2025	2024
	Notes	$	$
Operating activities
Net loss		(37,330)	(7,988)
Adjustments for:
Share-based compensation		378	94
Depreciation		2,005	2,939
Finance costs		3,534	3,003
Share of loss of associates		128	131
Change in fair value of financial assets and liabilities at fair value through profit and loss		160	(296)
Change in fair value of warrant liability	9	(6,699)	(9,070)
Unrealized foreign exchange gain		(1,973)	(5,612)
Deferred income tax expense (recovery)		(3)	268
Impairment of assets	4, 5	25,793	5,415
Cumulative catch-up adjustment on contract liability		3	(10)
Proceeds from contract liability		—	(20)
Other		(922)	238
Environmental rehabilitation obligations paid	8	—	(327)
Net cash flows used in operating activities before changes in non-cash working capital items		(14,926)	(11,235)
Changes in non-cash working capital items
Decrease in amounts receivable		1,092	1,205
Decrease in inventory		44	21
Increase in other current assets		(163)	(992)
Decrease in accounts payable and accrued liabilities		1,449	1,940
Net cash flows used in operating activities		(12,504)	(9,061)
Investing activities
Additions to mining interests		(10,962)	(4,340)
Additions to property, plant and equipment		(1,863)	(1,554)
Additions to exploration and evaluation assets		(2,508)	(4,243)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		531	3,812
Proceeds on disposals of investments		359	649
Change in restricted cash		—	(1,117)
Net cash flows used in investing activities		(14,443)	(6,793)
Financing activities
Other issuance of common shares		24	33
Share and warrant issue expense		(220)	—
Capital payments on lease liabilities		(30)	(164)
Long-term debt and credit facility draw down		—	32,909
Repayment of long-term debt and credit facility	7	(1,686)	(3,657)
Withholding taxes on settlement of restricted units		(33)	—
Net cash flows (used in) provided by financing activities		(1,945)	29,121
(Decrease) Increase in cash and cash equivalents before impact of exchange rate		(28,892)	13,267
Effects of exchange rate changes on cash and cash equivalents		(164)	805
(Decrease) Increase in cash and cash equivalents		(29,056)	14,072
Cash and cash equivalents – Beginning of period		106,653	43,455
Cash and cash equivalents – End of period		77,597	57,527

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2025	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net loss	—	—	—	—	—	(37,330)	(37,330)
Other comprehensive income, net	—	—	—	—	(1,389)	—	(1,389)
Comprehensive income (loss)	—	—	—	—	(1,389)	(37,330)	(38,719)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	162	(162)	—
Share-based compensation:
- Share options	—	—	—	406	—	—	406
- Restricted and deferred share units	—	—	—	(7)	—	—	(7)
Shares issued - employee share purchase plan	27,952	69	—	—	—	—	69
Shares issued from RSU/DSU settlement	13,303	168	—	(367)	—	162	(37)
Balance – March 31, 2025	136,621,488	1,137,599	11,859	20,260	(1,730)	(635,647)	532,341

As at March 31, 2025, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(20.8) million. Items that may be recycled to the consolidated statements of loss amount to $19.1 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2024	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss	—	—	—	—	—	(7,988)	(7,988)
Other comprehensive loss, net	—	—	—	—	(3,956)	—	(3,956)
Comprehensive loss	—	—	—	—	(3,956)	(7,988)	(11,944)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes	—	—	—	—	163	(163)	—
Share-based compensation:
- Share options	—	—	—	(52)	—	—	(52)
- Restricted and deferred share units	—	—	—	161	—	—	161
Shares issued - employee share purchase plan	21,170	80	—		—	—	80
Balance – March 31, 2024	84,123,410	1,080,129	11,859	18,831	(18,322)	(519,064)	573,433

As at March 31, 2024, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $(19.2) million. Items that may be recycled to the consolidated statements of loss amount to $0.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio Gold Project in Mexico and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at March 31, 2025, the Company’s significant shareholder, Osisko Gold Royalties (“OGR”) held an interest of 24.4% in Osisko Development (compared to 24.4% as at December 31, 2024).

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at March 31, 2025, the Company has a negative working capital of $43.0 million, which includes a cash and cash equivalent balance of $77.6 million. The Company also has an accumulated deficit of $635.6 million and incurred a net loss of $37.3 million for the three months ended March 31, 2025.

The working capital position as at March 31, 2025 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the twelve months ending March 31, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation and Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on May 6, 2025.

3.	Cash and cash equivalents

As at March 31, 2025 and December 31 2024, the consolidated cash and cash equivalents position was as follows:

	2025	2024
	$	$
Cash and cash equivalents held in Canadian dollars	8,167	11,776

Cash and cash equivalents held in U.S. dollars	47,042	63,615
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	67,627	91,535

Cash held and cash equivalents in Mexican Pesos	25,610	48,234
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	1,803	3,342
	77,597	106,653

As at March 31, 2025, cash and cash equivalents include US$47.0 million ($67.6 million) held in guaranteed investment certificates bearing an interest rate of 4.75% with maturity dates on April 2025 ( December 31, 2024 – US$40.1 million ($57.7 million) bearing an interest rate of 4.95%). As at December 31, 2024, cash and cash equivalents include US$1.6 million ($2.3 million) (March 31, 2025 – nil) held in money market funds.

4.	Mining interests

	2025	2024
	$	$

Cost – Beginning of period	510,986	456,467
Additions	9,004	35,538
Mining tax credit	—	(534)
Asset retirement obligations	888	13,524
Depreciation capitalized	483	2,397
Share-based compensation capitalized	21	70
Impairment	(25,344)	—
Borrowing costs	617	3,123
Currency translation adjustments	413	401
Cost – End of period	497,068	510,986
Accumulated depreciation – Beginning of period	4,316	4,772
Depreciation	36	140
Currency translation adjustments	77	(596)
Accumulated depreciation – End of period	4,429	4,316

Cost	497,068	510,986
Accumulated depreciation	(4,429)	(4,316)
Net book value	492,639	506,670

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

NSR Royalty and Streams

OGR holds a 5% NSR royalty on the Cariboo Gold Project, a 15% gold and silver stream on the San Antonio Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security shall be first-ranking, subject to permitted encumbrances.

On May 27, 2022, the Company completed the acquisition of Tintic, which owns the Trixie Test Mine, as well as mineral claims in central Utah’s historic Tintic Mining District (the “Tintic Transaction”). Under the terms of the Tintic Transaction, the Company issued an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years.

Impairment assessment

The market conditions, industry cost pressures, current inflationary environment and changes in assumptions related to required future capital expenditures, potential mining and processing methods and decrease in contained gold ounces in measured, indicated and inferred resources are considered as indicators of impairment and, accordingly, management of the Company performed an impairment assessment on all its projects. The Company tested its CGUs, for impairment, and recorded an impairment charge for the three months ended March 31, 2025 based on the results of its impairment assessments. No impairment charge is recorded in the corresponding period of 2024. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting.

On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change is considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill. On March 31, 2025, the net book value related to the QR Mill was entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

5.	Property, plant and equipment

		Machinery
	Land and	and	Construction-
	Buildings	Equipment	in-progress	2025	2024
	$	$	$	$	$
Cost– Beginning of period	32,638	81,225	15,525	129,388	131,574
Additions	272	591	2,819	3,682	8,103
Assets classified as held for sale and other disposals(i)	—	(252)	—	(252)	(7,126)
Impairment	(2)	(637)	—	(639)	(3,362)
Currency translation adjustments	(5)	285	(2)	278	199
Cost – End of period	32,903	81,212	18,342	132,457	129,388

Accumulated depreciation – Beginning of period	11,101	31,164	—	42,265	34,289
Depreciation	584	2,226	—	2,810	13,634
Assets classified as held for sale and other disposals(i)	—	(162)	—	(162)	(5,367)
Impairment	—	(540)	—	(540)	—
Currency translation adjustments	(2)	150	—	148	(291)
Accumulated depreciation – End of period	11,683	32,838	—	44,521	42,265

Cost	32,903	81,212	18,342	132,457	129,388
Accumulated depreciation	(11,683)	(32,838)	—	(44,521)	(42,265)
Net book value	21,220	48,374	18,342	87,936	87,123

Machinery and Equipment includes right-of-use assets with a net carrying value of $2.4 million as at March 31, 2025 ($2.5 million as at December 31, 2024).

6.	Exploration and evaluation

	2025	2024
	($)	($)

Net book value - Beginning of period	86,258	70,135
Additions	2,854	9,141
Depreciation capitalized	336	640
Currency translation adjustments	(69)	6,342
Net book value – End of period	89,379	86,258

Cost	189,586	186,465
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	89,379	86,258

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

7.	Long-term debt and credit facility

	2025	2024
	($)	($)
Balance – Beginning of period	45,817	16,923
Additions – Credit Facility	—	65,723
Additions – Mining equipment financings	1,364	1,065
Repayment of Credit Facility and mining equipment financings	(1,686)	(43,253)
Interest capitalized	1,039	5,377
Interest paid	(898)	(3,696)
Currency translation adjustments	(39)	3,678
Balance – End of period	45,597	45,817

Current portion	38,285	40,314
Non-current portion	7,312	5,503
	45,597	45,817

Credit Facility

In 2024, the Company entered into and amended a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility"). The Credit Facility has to be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo gold project. The maturity date of the Credit Facility is October 31, 2025.

The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. On March 13, 2025, the Company entered into a third amending agreement pursuant to which the differing interest rate for the Base Rate Loan and the Term Benchmark Loan will be the following, effective March 7, 2025 :

●	For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 3.50% per annum.
●	For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10% per annum for each applicable interest period, plus (iii) 4.50% per annum.

The Credit Facility is subject to certain conditions and covenants that require the Company to maintain certain financial ratios, including the Company’s tangible net worth, minimum liquidity and other non-financial requirements. As at March 31, 2025, all such ratios and requirements were met.

In addition, the obligations under the Credit Facility are secured against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Company.

The schedule for expected payments of the mining equipment financings and Credit Facility are as follows:

	Less than 1 year	1-2 years	3-4 years
	$	$	$
Total payments – Mining equipment financings	2,558	4,536	2,776
Total payments – Credit Facility (principal)	35,727	—	—

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

8.	Environmental rehabilitation provision

	2025	2024
	($)	($)
Balance – Beginning of period	90,803	76,729
New obligations	—	24,575
Revision of estimates	888	(11,080)
Accretion expense	974	3,432
Payment of environmental rehabilitation obligations	—	(2,190)
Currency translation adjustment	255	(663)
Balance – End of period	92,920	90,803

Current portion	6,017	5,974
Non-current portion	86,903	84,829
	92,920	90,803

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at March 31, 2025, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $124.9 million (December 31, 2024 – $126.3 million). The weighted average actualization rate used is approximately 3.94% (December 31, 2024 – 4.40%) and the disbursements are expected to be made between 2025 and 2039 as per the current closure plans.

9.	Warrants

The warrants issued in connection with the 2022 non-brokered private placement and the 2024 non-brokered and brokered private placements include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability.

The movement of the warrants liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2025	2024
	$	$
Balance – Beginning of year	67,852	11,552
Additions	—	71,875
Change in fair value	(6,699)	(19,497)
Foreign exchange	(61)	3,922
Balance – End of year	61,092	67,852

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In absence of quoted market prices, the fair value of the warrants exercisable in USD is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

	2025	2024
Dividend per share	0%	0%
Expected volatility	82.3%	81.1%
Risk-free interest rate	3.9%	4.3%
Expected life	4.1 years	4.3 years
Exercise price (USD)	4.40	4.40
Share price (USD)	1.55	1.63

The outstanding warrants have the following maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$	10.70
2023 Bought deal financing	Equity	02-Mar-26	7,841,850		$8.55
2024 Non-brokered private placement	Liability	01-Oct-29	19,163,410	US$	3.00
2024 Brokered private placement	Liability	01-Oct-29	31,946,366	US$	3.00

10.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	2025		2024
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of period	5,229,369	5.53	2,700,077	9.64
Granted	—	—	3,163,100	2.74
Forfeited	(686,300)	2.95	(516,354)	8.19
Expired	(102,378)	12.84	(117,454)	13
Outstanding – End of period	4,440,691	5.76	5,229,369	5.53
Exercisable – End of period	1,161,854	11.68	1,260,721	11.74

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at March 31, 2025:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	240,765	0.73	240,765	0.73
February 5, 2021	24.30	10,533	0.85	10,533	0.85
June 23, 2021	21.30	93,498	1.23	93,498	1.23
August 16, 2021	16.89	31,199	1.38	31,199	1.38
November 12, 2021	16.20	19,996	1.62	19,996	1.62
June 30, 2022	6.49	462,800	2.25	308,533	2.25
November 18, 2022	6.28	187,100	1.47	152,598	1.21
April 3, 2023	6.59	914,200	3.01	304,732	3.01
April 3, 2024	2.88	256,300	4.01	—	—
July 4, 2024	2.72	2,224,300	4.26	—	—
	5.76	4,440,691	3.37	1,161,854	1.87

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2025, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $0.4 million ($(0.1) million for the three months ended March 31, 2024).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes the DSU and RSU movements:

	2025		2024
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	606,463	1,219,125	294,713	1,078,285
Granted	—	—	363,250	492,200
Settled	—	—	—	(102,583)
Forfeited	(29,383)	(229,600)	(51,500)	(248,777)
Outstanding– End of period	577,080	989,525	606,463	1,219,125
Vested – End of period	345,330	—	374,713	—

The total share-based compensation expense related to Osisko Development’s DSU and RSU plans for the three a months ended March 31, 2025 was nil ($0.2 million for the three months ended March 31, 2024).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11.	Cost of sales and other operating costs

	2025	2024
	($)	($)
Salaries and benefits	1,292	1,780
Share-based compensation	18	21
Royalties	—	175
Contract Services	4,039	2,453
Raw materials and consumables	412	400
Operational overhead and write-downs	2,417	3,053
Depreciation	1,980	2,893
	10,158	10,775

For the three months ended March 31, 2024, an amount of $0.5 million (2025 - nil) was recorded in Operational overhead and write-downs to bring the inventories to net realizable value.

12.	Fair value of financial instruments

Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 30 of the Company’s audited consolidated financial statements for the year ended December 31, 2024, which contain a description of these three levels.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	210	210
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,943	—	—	2,943
Other minerals	6,955	—	—	6,955
	9,898	—	210	10,108

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	370	370
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,706	—	—	2,706
Other minerals	7,257	—	—	7,257
	9,963	—	370	10,333

During the three months ended March 31, 2025 and 2024 there were no transfers among Level 1, Level 2 and Level 3.

13.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as at March 31, 2025 and December 31, 2024:

	2025
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,645	15,852	4,166	30,663
Mining interests	426,379	23,638	42,622	492,639
Property, plant and equipment	59,523	8,923	19,490	87,936
Exploration and evaluation	4,485	—	84,894	89,379
Total non-current assets	501,032	48,413	151,172	700,617

	2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,864	15,499	4,722	31,085
Mining interests	440,458	23,368	42,844	506,670
Property, plant and equipment	57,358	9,425	20,340	87,123
Exploration and evaluation	4,464	—	81,794	86,258
Total non-current assets	513,144	48,292	149,700	711,136

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended March 31, 2025
Other operating costs	(7,055)	(1,394)	(1,709)	(10,158)
General and administrative	(5,164)	(467)	(1,022)	(6,653)
Exploration and evaluation	(97)	(24)	—	(121)
Impairment of assets	(25,793)	—	—	(25,793)
Operating loss	(38,109)	(1,885)	(2,731)	(42,725)

For the three months ended March 31, 2024
Revenues	68	—	1,699	1,767
Cost of sales	(98)	—	(1,876)	(1,974)
Other operating costs	(5,791)	(1,679)	(1,331)	(8,801)
General and administrative	(4,704)	(436)	(875)	(6,015)
Exploration and evaluation	(40)	(30)	—	(70)
Impairment of assets	(4,894)	—	(521)	(5,415)
Operating loss	(15,459)	(2,145)	(2,904)	(20,508)

14.	Commitments

The Company has the following commitments as of March 31, 2025:

	Total(i)	Less than 1 year	1‑ 2 years	3‑4 years
Purchase obligations	6,699	6,699	—	—
Capital commitments	6,368	5,765	603	—
Total	13,067	12,464	603	—

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.